SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 17, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 87311M102                                           Page 2 of 5 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 87311M102                                           Page 3 of 5 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5"), which relates to the common stock, par value $0.01 per share (the "Common Stock"), of TXCO Resources Inc., a Delaware corporation (the "Company"), is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company, the "Reporting Persons"), and amends the Schedule 13D filed on November 28, 2007 (as amended by Amendment No. 1 thereto filed on January 24, 2008, Amendment No. 2 thereto filed on February 28, 2008, Amendment No. 3 thereto filed on March 18, 2008, Amendment No. 4 thereto filed on December 22, 2008 and this Amendment No. 5, the "Schedule 13D"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, the "Funds", and collectively with the Reporting Persons, "Third Point"). The Funds directly own the Common Stock to which this statement on Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to beneficially own such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

     This Amendment No. 5 is being filed to disclose that as of March 17, 2009, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock and as of March 18, 2009, the Reporting Persons no longer beneficially own any shares of Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     Item 5(a), (b), (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

     (a) & (b) As of the date of this Schedule 13D, none of the Funds directly hold any shares of Common Stock. As such, the Reporting Persons beneficially own no shares (0%) of the Common Stock and have no voting or dispositive power over any shares of Common Stock.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in the NASDAQ Global Select Market. Except for the transactions set forth on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (e) As of March 17, 2009, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.   Material to be Filed as Exhibits

99.6. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to Amendment No. 4 to Schedule 13D filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to Flow International Corporation and is incorporated herein by reference.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2009


                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact




                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                      WITH RESPECT TO TXCO RESOURCES INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                             over the last 60 days)


     Date          Transaction             Shares            Price Per Share($)
     ----          -----------             ------            ------------------

--------------- ------------------- ---------------------- ---------------------
   1/30/09            (SELL)               (186,500)                1.610
--------------- ------------------- ---------------------- ---------------------
   1/30/09              BUY                 186,500                 1.610
--------------- ------------------- ---------------------- ---------------------
   3/17/09            (SELL)              (1,048,000)               0.263
--------------- ------------------- ---------------------- ---------------------
   3/18/09            (SELL)              (1,000,600)               0.298
--------------- ------------------- ---------------------- ---------------------
   3/18/09            (SELL)                 (100)                  0.298
--------------- ------------------- ---------------------- ---------------------